Filed Pursuant to Rule 424(b)(5)
Registration No. 333-230749

PROSPECTUS SUPPLEMENT DATED MARCH 4, 2020
(To Prospectus dated April 18, 2019)

Millendo Therapeutics, Inc.

$50,000,000

Common Stock

Citigroup	SVB Leerink

        This prospectus supplement, or the Prospectus Supplement, supplements the prospectus, dated April 18, 2019, or the Prospectus, relating to the offer and sale of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $50,000,000 from time to time through or directly to Citigroup Global Markets Inc., or Citigroup, acting as sales agent or principal, in sales deemed to be "at the market offerings" as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the Nasdaq Capital Market or any other trading market for our common stock. This Prospectus Supplement should be read in conjunction with the Prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus.

        This Prospectus Supplement is being filed to reflect the amendment and restatement of the equity distribution agreement by and between the Company and Citigroup Global Markets Inc. to include SVB Leerink LLC, or SVB Leerink, as an additional sales agent. Accordingly, each reference to the terms "sales agent" and "Citigroup" in the Prospectus are hereby amended to refer to "sales agents" and include SVB Leerink.

        In addition, the following section of the Prospectus is hereby amended and restated as follows:

Plan of Distribution

        We have entered into an amended and restated equity distribution agreement, or the equity distribution agreement, with Citigroup and SVB Leerink, under which we may offer and sell common stock having an aggregate offering price of up to $50,000,000 from time to time through Citigroup and SVB Leerink as our sales agents (each, a "sales agent"). The equity distribution agreement is filed as an exhibit to the current report on Form 8-K filed on March 4, 2020, which is incorporated by reference in this Prospectus Supplement. Sales of our common stock, if any, will be made at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Capital Market or any other trading market for our common stock. The sales agents will not engage in any transactions that stabilize the price of our common stock.

        Under the terms of the equity distribution agreement, we also may sell common stock to a sales agent as principal for its own account at a price agreed upon at the time of sale. If we sell common stock to such sales agent as principal, we will enter into a separate agreement with such sales agent, and we will describe that agreement in a prospectus supplement or pricing supplement to the extent required by law.

        We will designate the maximum amount of common stock to be sold through such sales agent on a daily basis or otherwise as we and such sale agent agree, and the minimum price per share at which such common stock may be sold. Subject to the terms and conditions of the equity distribution agreement, such sales agent will use its reasonable efforts to sell, on our behalf, all of the designated common stock. We may instruct such sales agent not to sell any common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or such sales agent may suspend the offering of common stock at any time and from time to time by notifying the other party in writing. Our common stock sold pursuant to the equity distribution agreement will be sold through only one of the sales agents on any given day.

        If shares of our common stock are sold by a sales agent in an at-the-market offering, such sales agent will provide written confirmation to us promptly following the close of trading on the Nasdaq Capital Market each trading day on which shares of our common stock are sold under the equity distribution agreement. Each confirmation will include the number of shares of our common stock sold on the preceding day, the aggregate gross sales price, the net proceeds to us and the compensation payable by us to such sales agent in connection with such sales.

        We will pay a sales agent a commission of 3.0% of the gross sales price per share of common stock sold through such sales agent under the equity distribution agreement. We have also agreed to pay for certain of the reasonable fees and disbursements of such sales agent in connection with the offering. We estimate that the total expenses payable by us in connection with the establishment of the program to offer shares of our common stock described in this Prospectus Supplement, excluding commissions and reimbursements payable to such sales agent under the equity distribution agreement, will be approximately $250,000.

        Settlement for sales of our common stock under the equity distribution agreement will occur on the second trading day following the date on which any sales are made, or on some other date that is agreed upon by us and a sales agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

        The offering of common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all common stock subject to the equity distribution agreement or (2) the termination of the equity distribution agreement by us, by the sales agents or by its terms, as applicable. For the avoidance of doubt, the termination by one sales agent of its rights and obligations under the equity distribution agreement will not affect the rights and obligations of the other sales agent under the equity distribution agreement.

        In connection with the sale of the common stock on our behalf, the sales agents will be deemed to be "underwriters" within the meaning of the Securities Act and the compensation paid to the sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain liabilities, including civil liabilities under the Securities Act.

Other Relationships

        Each sales agent is a full service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Each sales agent and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities such sales agent and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Each sales agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. To the extent required by Regulation M, the sales agents will not engage in any market making activities involving our common stock while the offering is ongoing under this Prospectus Supplement.

Incorporation of Certain Information by Reference

        Our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2020 is not incorporated by reference into this Prospectus Supplement.